Filed Pursuant to Rule 433
Registration No. 333-134553

USD/BRL-Linked FX Digital Note
(“Bullish BRL Digital Note”)	Final Terms and Conditions
100% Principal-Protected	May 4, 2007
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Brazilian Real (BRL) against a short position in the U.S. dollar (USD). If the BRL has appreciated sufficiently relative to the USD as of the Valuation Date, and, as a result, the Settlement Rate for the BRL on the Valuation Date is less than or equal to the Reference Level of 2.0159, the investor will receive a single payment at maturity equal to the 100% of the principal amount of the notes plus an additional return of 2.60% times the full principal amount of notes held, i.e. an effective non-compounded 10.40% per annum return on the principal amount of notes held by the investor). If the BRL has depreciated or has not appreciated sufficiently relative to the USD as of the Valuation Date, and, as a result the Settlement Rate for the BRL is greater than the Reference Level on the Valuation Date, then the investor will receive at maturity only the principal amount of the notes held by that investor, with no additional return. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings (A1, A+, A+)

Issue Size	USD 4,000,000

Principal Protection	100%

Trade Date	May 4, 2007

Issue Date	May 10, 2007

Issue Price	100%

Valuation Date	August 6, 2007, provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below)

Maturity Date	August 10, 2007

Reference Currency	Brazilian Real (BRL)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as number of BRL per USD 1.

Reference Initial Fixing (RIF)	2.0309, which is the Reference Exchange Rate observed on the Trade Date in accordance with the Settlement Rate Option

Reference Level	2.0159, which is equal to the RIF — 0.015

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any.

Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by

	2.60%		If the Settlement Rate is less than or equal to the Reference Level

	0.00%		If the Settlement Rate is greater than the Reference Level

Settlement Rate	The Reference Exchange Rate observed on the Valuation Date in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).

Settlement Rate Option and Valuation Business Day:	Reference Currency	Screen Reference	Valuation Business Day
	BRL	BRFR	Sao Paolo, Brasilia and Rio de Janeiro

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Event

If a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first scheduled Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) the third scheduled Valuation Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Settlement Rate on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A) the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside Brazil to accounts outside Brazil;

(B) the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C) the Settlement Rate being unavailable, or the occurrence of an event (i) in Brazil that materially disrupts the market for BRL or (ii) that generally makes it impossible to obtain the Settlement Rate, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: US52517PZ468

CUSIP: 52517PZ46

Settlement System	DTC

Listing	Not Applicable

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006.  The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes.  No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rates

The following charts show the spot exchange rates for USD/BRL, expressed as the amount of BRL per one USD, at the end of each week in the period from the week ending May 2, 2004 through the week ending May 6, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on the USD/BRL spot exchange rate is not necessarily indicative of the future performance of the USD/BRL spot exchange rate or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Settlement Rate will be less than or greater than the Reference Level and, consequently, whether any Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Additional Amount Payment Examples

The following payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical values for the Settlement Rate (which will be determined on the Valuation Date), the Reference Initial Fixing of 2.0309, the resulting Reference Level of 2.0159 (equal to the Reference Initial Fixing minus 0.0150) and the Additional Amount of 2.60% times the principal amount of the notes, which will be payable on the Maturity Date if the Settlement Rate is less than or equal to the Reference Level.  If the Settlement Rate is greater than Reference Level on the Valuation Date, the Additional Amount payable on the Maturity Date will be zero and the Redemption Amount will equal only the principal amount of the notes held by that investor, with no additional return.

The Settlement Rate values used in the following examples have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD/BRL exchange rate and should not be taken as indicative of the future performance of the Reference Exchange Rate.

If the BRL has appreciated sufficiently relative to the USD as of the Valuation Date such that the Settlement Rate is less than or equal to the Reference Level of 2.0159 (for example, if the Settlement Rate is 1.9600 or 1.9950), then the Redemption Amount payable on the Maturity Date would be 100% of the principal amount of the notes plus an Additional Amount equal to 2.60% times the full principal amount of notes held, an effective non-compounded 10.40% per annum return on the principal amount of notes held by the investor.  If the BRL has depreciated, or not appreciated sufficiently, relative to the USD as of the Valuation Date such that that the Settlement Rate is greater than the Reference Level of 2.0159 (for example, if the Settlement Rate is 2.0500 or 2.0850), then the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.